

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

William Morland, Chief Executive Officer
HealthMed Services Ltd.
1250 Oakmead Parkway
Sunnyvale, CA 94085

> **Re: HealthMed Services Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-152439**

Dear Mr. Morland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment(s) and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover page

1.   The cover page appears to present the aggregate market value of your common stock held by non-affiliates as of March 22, 2010, instead of as of the end of the most recently-completed second fiscal quarter (i.e., June 30, 2009), as called for by Form 10-K. Please confirm that you will provide this information as of the appropriate date in future filings.

Item 1. Business, page 4

2.   Please revise your disclosure in Business and Management's Discussion and Analysis of Financial Condition and Results of Operations to express clearly the status of the company's business. It is unclear from the disclosure provided in these sections what, if anything, the company has accomplished to date from an operational perspective. State

what you have accomplished to date and what remains to be accomplished in order for you to begin to generate revenues. For example, we note risk factor disclosure on page 9 stating that your website is operational but requires additional work before being able to generate revenues. Please discuss more specifically the current functionality of your website and the additional work you intend to do on it, and disclose the website address.

3.   You disclose that you intend to offer medical advice, information, products and services through your website and call centers. As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. With respect to statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. In addition, please ensure that references to your website reflect the status of its development.

4.   Please also ensure that disclosure throughout the filing is up-to-date. For example, please revise your statement on page 8 that you intend to roll out your "less costly, more flexible ASP system in the US market in third quarter 2009," to reflect the company's current expectations and operational status.

5.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth in your Form 10-K. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. Avoid making promotional claims that lack a reasonable basis.   We note, as examples only, the following statements that appear to require support:

- o "[W]e anticipate that we will be competitive in all aspects of the domestic and international market for health information services," page 6:
- o "[Our application service provider] will provide a 30% price advantage over the competition with the flexibility to customize outsourced services to the needs of large insurers," page 7;
- o "[O]ur proposed accreditation by the American Health care Accreditation Commission (URAC) gives us direct access to the HMOs and others that have sought this prized accreditation in their own fields," page 7; and
- o "We have positioned ourselves as a central player in the 'Connected Health Marketplace' that is transforming health care systems globally," page 9.

Item 1A. Risk Factors, page 9

6.   Please provide risk factor disclosure addressing risks related to the going-concern opinion issued by your auditor.

"Because we have two directors…," page 10

7.   This risk factor discusses risks associated with having an even number of directors, but your disclosure regarding directors and executive officers beginning on page 21 indicates that the company has only one director. Please advise.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 12

8.   Please tell us why you have not provided the high and low bid information for your common stock for the quarterly periods ended June 30, September 30, and December 31, 2009. In this regard, we note that disclosure in this section, including the opening paragraph and footnote 2 to the table, suggests that your common stock has been quoted on the Over-the-Counter Bulletin Board since November 10, 2008. Please also clearly indicate in your disclosure periods for which there is or was no established public trading market for your common stock. Refer to Item 201(a) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

9.   You disclose that you will require additional financing in order to proceed with your plan of operations, including approximately $17,000 over the next 12 months to cover planned expenses. State the minimum period of time that you anticipate being able to conduct planned operations using currently-available capital resources. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures

Management's Report on Disclosure Controls and Procedures, page 19

10.   We note that you identified several material weaknesses as part of management's evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2009, and that your management concluded that your internal control over financial reporting was not effective as of the evaluation date due to these material weaknesses. The identified weaknesses include insufficient resources, inadequate segregation of duties, and lack of an audit committee. Please explain to us how management considered these material weaknesses in concluding that your disclosure controls and procedures were effective as of December 31, 2009. Alternatively, revise your filing as necessary. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2010, in which you disclose that your management again

concluded that your disclosure controls and procedures were effective. We note in this regard that your Form 10-Q for the quarterly period ended June 30, 2010 discloses that your management concluded that your "disclosure controls and procedures were not effective as of the end of the period covered by this quarterly report due to a lack of segregation of duties and an over-reliance on consultants involved in the accounting and financial reporting process."

Management's Report on Internal Control over Financial Reporting, page 19

11.   We note your disclosure regarding remedial measures the company is taking, and intends to take or consider taking, to address the identified material weaknesses in internal control over financial reporting. Please provide an estimated timetable for on-going and planned remediation and any associated material costs, and provide conforming disclosure in future filings where you refer to remediation of material weaknesses. To the extent your estimated timetable for remediation or anticipated cost changes, or there are other material developments with respect to your plan of remediation, please provide relevant updated information to investors in your quarterly and annual reports.

Changes in Internal Control over Financial Reporting, page 20

12.   You disclose that "[t]here have been no changes in [y]our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially or are reasonably likely to materially affect, [y]our internal controls over financial reporting." In future annual reports on Form 10-K, please state specifically whether there were any such changes in your internal controls over financial reporting during your most recent fourth fiscal quarter. Refer to Item 308T(b) and Item 308(c) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 25

13.   You state as follows: "Except as disclosed herein, no director, executive officer, shareholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since the year ended December 31, 2009….." Please provide this disclosure for the time period specified in Item 404(d)(1) of Regulation S-K and Instruction 2 thereto. In addition, revise your disclosure to indicate clearly whether there have been any such transactions, as it is unclear from the phrase "Except as disclosed herein" whether any such transactions have occurred.

14.   Further, we note your disclosure on page F-10 regarding several capital contributions made by the company's founder during fiscal 2008 and 2009. Please advise whether your founder is a "related person" within the meaning of Instruction 1 to Item 404(a), and if so, provide the disclosure called for by Item 404(d)(1) with respect to these related-person transactions in your Item 13 disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Notes to the Unaudited Financial Statements

Note 4. Note Payable – Related Party, page 8

15.   You disclose that you entered into a $375,000 loan agreement with a shareholder on June 30, 2010. Please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or advise.

16.   In addition, please advise why you did not file a Form 8-K announcing entry into this loan agreement. Refer to Items 1.01 and 2.03 of Form 8-K.

Item 4. Controls and Procedures

Management's Report on Disclosure Controls and Procedures, page 12

17.   You disclose that your president, "acting as [y]our principal executive officer, principal financial officer and principle accounting officer," concluded that your disclosure controls and procedures were not effective as of June 30, 2010. This disclosure suggests that one individual serves as both principal executive officer and principal financial officer of the company. However, it appears from disclosure elsewhere, including from the signatures to your Form 10-Q, that separate individuals serve as your principal executive officer and principal financial officer. Please confirm, if accurate, that the conclusions presented in your Form 10-Q with respect to the effectiveness of your disclosure controls and procedures are those of both your principal executive officer and principal financial officer, as opposed to those of a single officer. Provide conforming disclosure in future filings, as appropriate.

Exhibits 31.1 and 31.2

18.   We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting from your certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). It appears, however, that you are no longer permitted to omit this language in your certifications. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation No. 246.13 at http://162.138.185.31/divisions/corpfin/guidance/regs-kinterp.htm. Please amend your Form 10-Q to provide certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Please note that if you are amending your Form 10-Q solely to provide the revised certifications, you may file an abbreviated amendment consisting of a cover page, an explanatory note as to why you are filing the amendment, the signature pages, and the revised certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3483 with any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (602) 633-1617
        W. Scott Lawler
        Becky Hermosillo
        Lawler & Associates